SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Exhibit 99.1

Board of directors of Woori Bank passes a resolution with respect to its issuance of an overseas corporate bond

The board of directors of Woori Bank, a wholly owned subsidiary of Woori Finance Holdings, passed a resolution to issue an overseas corporate bond.

Key Details

•	Type of bond : Non-guaranteed bond

•	Issue amount : US$ 500,000,000

•	Areas : U.S. and Europe

•	Purpose : Working capital

•	Interest payment : Semi-annually

•	Principal repayment : Repayment of principal on maturity

•	Bond issue method : Public offering

•	Lead managers : ABN Amro, BNP Paribas, UBS

•	Name of market if listed overseas : Singapore Securities Exchange

•	Board of Directors’ Resolution Date : September 15, 2005

Exhibit 99.2

Report regarding inclusion of Woori Private Equity as a group subsidiary

The Board of Directors at Woori Finance Holdings passed a resolution to include Woori Private Equity as a group subsidiary as of September 28, 2005.

Key Details

•	Name of company : Woori Private Equity

•	CEO : To be announced

•	Business type : Investment and management

•	Percentage of total assets after inclusion : 0.1%

•	Percentage of shareholdings after inclusion : 100%

•	Date of inclusion : September 28, 2005

•	Number of subsidiaries after inclusion : 9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: September 28, 2005	By:	/s/ Youngsun Kim
(Signature)
	Name:	Youngsun Kim
	Title:	Director